Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in thousands, except ratios)

	Fiscal Year Ended						Twenty-Six Weeks Ended March 27, 2011 (unaudited)
	September 24, 2006	September 30, 2007	September 28, 2008	September 27, 2009	September 26, 2010
					(actual)	(pro forma)(A)	(actual)	(pro forma)(A)
Earnings:
Pretax income from continuing operations	$19,293	$(17,195)	$(46,158)	$(168,916)	$(60,507)	$(63,806)	$(37,432)	$(44,728)
Plus:
Fixed charges	19,270	25,500	25,256	23,562	18,327	21,626	8,728	10,555
Amortization of capitalized interest	1,481	2,028	2,064	2,319	1,057	1,057	324	324
Distributed income of equity investees	—	—	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—	—	—
Minus:
Interest capitalized	(2,824)	(2,577)	(966)	(589)	(1,071)	(1,071)	(434)	(434)
Preference security dividend requirements	—	—	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries	—	—	—	—	—	—	—	—

Adjusted pretax income from continuing operations	$37,220	$7,756	$(19,804)	$(143,624)	$(42,194)	$(42,194)	$(28,814)	$(34,283)

Fixed Charges:
Add:
Interest expensed and capitalized(B)	$13,513	$19,051	$19,212	$19,109	$16,113	$15,025	$7,498	$6,526
Amortized premiums, discounts and capitalized expense related to indebtedness	1,233	1,521	1,521	1,242	834	5,221	384	3,183
Estimate of interest within rental expense	4,524	4,928	4,523	3,211	1,380	1,380	845	845
Preference security dividend requirements

Total fixed charges	$19,270	$25,500	$25,256	$23,562	$18,327	$21,626	$8,728	$10,555

Ratio of earnings to fixed charges	1.9x	(C )	(C )	(C )	(C )	(C )	(C )	(C )
Deficiency	$—	$17,744	$45,060	$167,186	$60,521	$63,820	$37,542	$44,838

(A)	Assumes purchase and exchange of the maximum amount of Old Notes, subject to the Cash Payment Limit and the Exchange Limit, and does not include any gain or loss on the tender/exchange offer.
(B)	Due to insufficient earnings in the fiscal year ended September 30, 2007 and losses in the fiscal years ended September 28, 2008, September 27, 2009 and September 26, 2010 and the twenty-six weeks ended March 27, 2011, the ratio coverage was less than 1:1 for those periods.
(C)	For the fiscal years ended September 24, 2006, September 30, 2007, September 28, 2008 and September 27, 2009 Interest expensed and capitalized includes $4,589, $7,562, $8,075, and $8,793, respectively, of non-cash interest expense related to our adoption of Financial Accounting Standards Board guidance for accounting for convertible debt instruments. For the fiscal year ended September 26, 2010 and the twenty-six weeks ended March 27, 2001, actual Interest expensed and capitalized includes $8,456 and $4,103, respectively, of non-cash interest expense related to our adoption of the same guidance. Pro forma Interest expensed and capitalized for the fiscal year ended September 26, 2010, and the twenty-six weeks ended March 27, 2011does not include any non-cash interest expense.
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